UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended June 30, 2000


                           MILLENIUM SEACARRIERS, INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                                c/o Ugland House
                               South Church Street
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

         Form 20-F         |X|      Form 40-F        |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      |_|      No       |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ )

                           MILLENIUM SEACARRIERS, INC.
         REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2000

                                                       INDEX

                                                                                                               PAGE
                                                                                                               ----
PART I

Item 1.  Financial Information....................................................................................1
                           Consolidated Balance Sheets as of June 30, 2000 (unaudited)
                                    and December 31, 1999.........................................................1
                           Unaudited Consolidated Statements of Operations
                                    for the three-month periods ended June 30, 2000 and 1999
                                    and the six-month periods ended June 30, 2000 and 1999........................2
                           Unaudited Consolidated Statements of Cash Flows
                                    for the six-month periods ended June 30, 2000 and 1999........................3
                           Consolidated Statement of Shareholders' Equity/(Deficiency)
                                    for the year ended December 31, 1999 and the six-month
                                    period ended June 30, 2000 (unaudited)........................................4
                           Notes to Consolidated Financial Statements.............................................5

Item 2.           Management's Discussion and Analysis of Financial Condition and
                                    Results of Operations for the three and six-month periods
                                    ended June 30, 2000..........................................................12

PART II           Other Information..............................................................................19

Item 1.  Legal Proceedings.......................................................................................19
Item 2.  Changes in Securities...................................................................................19
Item 3.  Defaults Upon Senior Securities.........................................................................19
Item 4.  Submission of Matters to a Vote of Security Holders.....................................................20
Item 5.  Other Information.......................................................................................20
Item 6.  Exhibits and Reports on Form 6-K........................................................................20
Signature........................................................................................................20

                                                      PART I

Item 1.  Financial Information
-------  ---------------------

                                   MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES
                                         CONSOLIDATED BALANCE SHEETS AS OF
                                  JUNE 30, 2000 (UNAUDITED) AND DECEMBER 31, 1999
                                            (Expressed in U.S. Dollars)

                                                                                       June 30,
                                                                                         2000                December 31,
                                                                                      (unaudited)                1999
                                                                                  -------------------    --------------------
ASSETS
------
Current Assets
Cash and cash equivalents                                                        $          4,288,024   $           6,903,645
Restricted cash                                                                             4,884,799               4,827,135
                                                                                  -------------------    --------------------
                                                                                            9,172,823              11,730,780
Receivables :
   Voyages                                                                                    534,257                 516,763
   Claims and other                                                                           294,031                 324,564
Inventories and prepaid expenses                                                            1,724,144               1,479,206
                                                                                  -------------------    --------------------
          TOTAL CURRENT ASSETS                                                             11,725,255              14,051,313
                                                                                  -------------------    --------------------
FIXED ASSETS
Vessels, net of accumulated depreciation of $9,858,988 and $7,164,750 at
June 30, 2000 and December 31, 1999, respectively                                          90,790,712              93,484,950
Other, net of accumulated depreciation                                                        144,562                 138,337
                                                                                  -------------------    --------------------
          TOTAL FIXED ASSETS                                                               90,935,274              93,623,287

Other assets                                                                                5,351,890               5,012,248
                                                                                  -------------------    --------------------
TOTAL ASSETS                                                                     $        108,012,419   $         112,686,848
                                                                                  ===================    ====================
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIENCY)
-------------------------------------------------
CURRENT LIABILITIES
Trade accounts payable                                                                     $4,993,214              $5,705,471
Accrued liabilities                                                                         9,219,624               8,632,155
Charter revenue received in advance                                                           604,157                 504,290
                                                                                  -------------------    --------------------
          TOTAL CURRENT LIABILITIES                                                        14,816,995              14,841,916
Notes                                                                                      96,325,173              96,069,637
                                                                                  -------------------    --------------------
          TOTAL LIABILITIES                                                               111,142,168             110,911,553
                                                                                  -------------------    --------------------
Commitments and contingencies
SHAREHOLDERS' EQUITY
Common stock and paid in capital                                                           22,900,000              22,900,000
Warrants                                                                                    1,200,000               1,200,000
Accumulated deficit                                                                       (27,229,749)            (22,324,705)
                                                                                  -------------------    --------------------
          TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)                                          (3,129,749)              1,775,295
                                                                                  -------------------    --------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)                          $        108,012,419   $         112,686,848
                                                                                  ===================    ====================

                     The accompanying notes are an integral part of these financial statements

                                   MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                                  UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                            FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2000 AND
                              FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 1999

                                            (Expressed in U.S. Dollars)



                                            THREE-MONTH           THREE-MONTH             SIX-MONTH             SIX-MONTH
                                           PERIOD ENDED          PERIOD ENDED          PERIOD ENDED          PERIOD ENDED
                                          JUNE 30, 2000         JUNE 30, 1999         JUNE 30, 2000         JUNE 30, 1999
REVENUE
Freight and hire from
voyages                            $         10,065,617   $         8,642,975   $        20,587,426   $        16,160,505
Voyage expenses                                (815,655)             (309,096)           (2,584,472)             (611,714)
Commissions                                    (364,684)             (420,004)             (751,056)             (756,849)
                                     ------------------    ------------------     -----------------     -----------------
          NET REVENUE                         8,885,278             7,913,875            17,251,898            14,791,942
                                     ------------------    ------------------     -----------------     -----------------

EXPENSES
Vessel operating expenses                     5,239,290             4,539,993             9,372,090             8,697,060
Management fees                               1,331,768               765,400             2,674,597             1,437,942
General and administrative                      236,541               137,266               584,631               298,188
Depreciation and
amortization                                  1,650,128             1,767,596             3,187,887             3,296,568
                                     ------------------    ------------------     -----------------     -----------------
                                              8,457,727             7,210,255            15,819,205            13,729,758
                                     ------------------    ------------------     -----------------     -----------------
      OPERATING INCOME                          427,551               703,620             1,432,693             1,062,184
                                     ------------------    ------------------     -----------------     -----------------

OTHER INCOME/
(EXPENSE)
Interest expense                             (3,210,743)           (3,185,188)           (6,419,396)           (6,281,676)
Other income/(expense)                             (940)              169,905                81,659               541,134
                                     ------------------    ------------------     -----------------     -----------------
                                             (3,211,683)           (3,015,283)           (6,337,737)           (5,740,542)
                                     ------------------    ------------------     -----------------     -----------------
LOSS BEFORE INCOME TAXES                     (2,784,132)           (2,311,663)           (4,905,044)           (4,678,358)
INCOME TAX PROVISION                                  -                     -                     -                     -
                                     ------------------    ------------------     -----------------     -----------------
NET LOSS                           $         (2,784,132)  $        (2,311,663)   $       (4,905,044)   $       (4,678,358)
                                     ==================    ==================     =================     =================

LOSS PER SHARE, BASIC AND          $             (0.29)   $          $ (0.24)   $            (0.52)   $            (0.49)
DILUTED
                                     ==================    ==================     =================     =================



                     The accompanying notes are an integral part of these financial statements

                                   MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                                  UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2000 AND JUNE 30, 1999

                                            (Expressed in U.S. Dollars)

                                                                            SIX-MONTH PERIOD         SIX-MONTH PERIOD
                                                                                       ENDED                    ENDED
                                                                               JUNE 30, 2000            JUNE 30, 1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                             $            (4,905,044)   $          (4,678,358)
Adjustments to reconcile loss to net cash provided by operating activities:
     Depreciation and amortization                                                 3,187,887                3,296,568
     Amortization of bond discount and deferred financing costs                      595,606                  565,316
Changes in operating assets and liabilities
     Decrease in Receivables                                                          13,039                  126,854
     Increase in Inventories and prepaid expenses                                   (244,938)                (783,938)
     Decrease in Trade accounts payable                                             (712,257)                (167,970)
     Increase in Accrued liabilities                                                 587,469                1,050,526
     Deferred dry-docking and special survey                                      (1,146,820)                (855,091)
     Increase in Charter revenue received in advance                                  99,867                  336,317
                                                                      ----------------------     --------------------
NET CASH USED IN OPERATING ACTIVITIES                                             (2,525,191)              (1,109,776)
                                                                      ----------------------     --------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels                                                                        -              (23,615,000)
Additions to vessels                                                                       -                 (596,555)
Purchase of other fixed assets                                                       (32,766)                (122,137)
                                                                      ----------------------     --------------------
NET CASH USED IN INVESTING ACTIVITIES                                                (32,766)             (24,333,692)
                                                                      ----------------------     --------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from working capital facility                                                     -                  250,000
Repayment of Proceeds from working capital facility                                        -                 (250,000)
Escrow account and restricted cash                                                   (57,664)              24,281,420
                                                                      ----------------------     --------------------
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                                  (57,664)              24,281,420
                                                                      ----------------------     --------------------

DECREASE IN CASH AND CASH EQUIVALENTS                                             (2,615,621)              (1,162,048)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                   6,903,645                5,736,645
                                                                      ----------------------     --------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $             4,288,024    $           4,574,597
                                                                      ======================     ====================
SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid                                                        $             5,815,200    $           5,639,958
                                                                      ======================     ====================


                     The accompanying notes are an integral part of these financial statements

                                   MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY/(DEFICIENCY)
                                 FOR THE YEAR ENDED DECEMBER 31, 1999 AND FOR THE
                                 SIX-MONTH PERIOD ENDED JUNE 30, 2000 (UNAUDITED)

                                            (Expressed in U.S. Dollars)


                                    COMMON STOCK
                                    AND PAID-IN                         ACCUMULATED
                                      CAPITAL           WARRANTS          DEFICIT             TOTAL
BALANCE JANUARY 1, 1999         $        22,900,000  $   1,200,000   $      (3,526,869) $     20,573,131

Net Loss for the year ended
December 31, 1999                                                          (18,797,836)      (18,797,836)
                                 ------------------   ------------    ----------------    --------------

BALANCE DECEMBER 31,
1999                            $        22,900,000  $   1,200,000   $     (22,324,705) $      1,775,295

Net Loss for the six-month
period ended June 30, 2000
(unaudited)                                                                 (4,905,044)       (4,905,044)
                                 ------------------   ------------    ----------------    --------------
Balance June 30, 2000           $        22,900,000  $   1,200,000   $     (27,229,749) $     (3,129,749)
                                 ==================   ============    ================    ==============


                     The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)

1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc. ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy-size type. As of June 30, 2000, the Company's fleet consisted of 20 vessels, with an aggregate tonnage of 555,666 dwt.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium conducts its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that will be under the exclusive management of Millenium Management, Inc. ("MMI") and the sub-management of Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

2.  BASIS OF FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. All inter-company balances and transactions have been eliminated upon consolidation. For a description of significant accounting policies, see the Notes to the consolidated financial statements in the 1999 Form 20-F annual report.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the stated amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE AND EXPENSE RECOGNITION

Revenue and expenses resulting from each voyage or time charter are accounted for on the accrual basis and are recognized in the income statement on the percentage of completed voyage basis. Chartered revenue received in advance is recorded as a liability until charter services are rendered.

Operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs, and maintenance, insurance premiums, stores and lubricants, and miscellaneous expenses, including communications. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls and agency fees.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           (Expressed in U.S. Dollars)

COMPREHENSIVE INCOME

The Company has no components of comprehensive income, and as a result, comprehensive income is equal to net income (loss) for all periods presented.

INCOME TAXES

The countries of the vessel-owning companies' incorporation do not impose taxes on international shipping income. Minor registration and tonnage taxes must be paid annually and have been included in the vessels' operating expenses in the accompanying consolidated statements of operations. Pursuant to the Internal Revenue Code of the United States (the Code), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are resident, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. At June 30, 2000 the Company had met the requirement for exemption from U.S. income tax.

FOREIGN CURRENCIES

The Company's functional currency is the U.S. dollar. Certain of the expenses which are denominated in foreign currencies are remeasured into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement are included in operating expenses in the accompanying consolidated statement of operations.

BASIC AND DILUTED LOSS PER ORDINARY SHARE

Basic and diluted loss per ordinary share have been computed by dividing net loss by the average number of outstanding ordinary shares (9,500,000) following the formation of the Company. There are also 500,000 warrants outstanding to acquire 500,000 shares of common stock for $0.01 per share. Assumed exercise of these warrants has been excluded from the calculation of loss per common share as the effect of such exercise would be antidilutive.

CASH AND CASH EQUIVALENTS AND ESCROW ACCOUNTS

The Company considers time deposits or other certificates purchased with an original maturity of three months or less to be cash equivalents. Restricted cash includes deposits made towards contingencies and vessel upgrades, and also includes proceeds from the sale of a vessel in 1999 which have been placed in a restricted Escrow account under the governing rules of the Indenture.

RECEIVABLES

Voyage receivables include balance freights and demurrages, contested charterers hire deductions, advances to agents and unsubstantiated charterers deductions in respect of vessels' disbursements at the various ports of call. Claims and other receivables principally represent claims arising from hull and machinery damages,

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           (Expressed in U.S. Dollars)

or other insured risks, which have been submitted to insurance underwriters and insurance adjusters or are currently being compiled.

INVENTORIES AND PREPAID EXPENSES

Inventories consist of bunkers, lubricants, spares and stores on board the Company's vessels at the balance sheet date. Inventories are stated at the lower of cost or market value. Cost is determined on a first-in, first-out method. Inventories and prepaid expenses as of June 30, 2000 and December 31, 1999 were $1,724,144 and $1,479,206 respectively.

FIXED ASSETS

Vessels, net is stated at cost less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated remaining useful lives, based on cost less scrap value. The useful lives have been estimated to be 30 years from completion of construction. Depreciation is calculated on a straight-line basis by reference to the vessels' cost, age and scrap value as estimated at the date of acquisition which is $150 per ton.

OTHER ASSETS

Other assets include dry-docking, special survey and debt issue costs. Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally, two and a half years and five years, respectively. The amortization of dry-docking and special survey costs are included in amortization in the accompanying consolidated statement of operations and amounted to $261,420 in the quarter ended June 30, 2000 and $231,333 in the quarter ended June 30, 1999.

Debt issue costs also include costs associated with the issuance of Notes and the acquisition of the Millenium subsidiaries. These deferred financing costs are amortized over the life of the Notes and is included in interest expense in the accompanying consolidated statement of operations (see Note 4).

ACCRUED LIABILITIES

Accrued liabilities primarily consists of accrued payroll, accrued interest and other accrued expenses. These liabilities at June 30, 2000 were, $1,607,281, $5,340,390 and $2,271,953 respectively, and at December 31, 1999 were $1,393,366, $5,330,600 and $1,908,189, respectively.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           (Expressed in U.S. Dollars)

3.  FIXED ASSETS

Fixed assets consists of the Company's fleet of dry bulk carriers and other assets. Vessels owned by the Company are stated at cost, which comprises the vessels' contract price, capital improvements, direct delivery and acquisition expenses, and finance charges relating to the acquisition of vessels.




                                                         Balance at                           Balance at
                                                       June 30, 2000                      December 31, 1999
                                                   ----------------------              ------------------------
Vessels, at cost                                  $           100,649,700             $             100,649,700
Less: accumulated depreciation                                 (9,858,988)                           (7,164,750)
                                                   ----------------------              ------------------------
Vessels, net                                      $            90,790,712             $              93,484,950
                                                   ======================              ========================
Other assets, at cost                             $               208,000             $                 175,234
Less: accumulated depreciation                                    (63,438)                              (36,897)
                                                   ----------------------              ------------------------
Other assets, net                                 $               144,562             $                 138,337
                                                   ======================              ========================


4.  LONG-TERM DEBT

Long term debt is as follows:


                                                                             June 30,                 December 31,
                                                                                2000                       1999
                                                                        -------------------        -------------------
12% First Priority Ship Mortgage Exchange Notes (the "Notes") due
2005. Interest on the Notes is payable semi- annually on January
15 and July 15 of each year, commencing January 15, 1999, at a rate of 12% per annum on the accreted value. The Notes will mature on July 15, 2005 and will be redeemable, in whole or part, at the
option of the Company at any time on or after July 15, 2003.          $         100,000,000       $        100,000,000

Less: Unamortized portion of bond discount                                       (3,674,827)                (3,930,363)

                                                                        -------------------        -------------------
Notes                                                                 $          96,325,173       $         96,069,637
                                                                        ===================        ===================

The gross bond discount of $4,607,000 at date of issuance is amortized using the effective interest method over the life of the Notes (7 years). Amortization recorded in connection with this discount is included in interest expense and amounted to $127,768 and $112,623 in the three-month periods ended June 30, 2000 and June 30, 1999, respectively, and $255,536 and $225,246 in the six-month periods ended June 30, 2000 and June 30, 1999, respectively. The deferred financing costs amortized in connection with the debt issue

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           (Expressed in U.S. Dollars)

is included in interest expense and amounted to $170,035 in each of the three-month periods ended June 30, 2000 and 1999, and $340,070 in each of the six-month periods ended June 30, 2000 and 1999.

Semiannual interest payments are made on the Notes on January 15 and July 15 of each year commencing on January 15, 1999. Cash interest payments are made to holders of the Notes based on the Accreted Value of the Notes as defined in the Indenture.

The Notes are fully and unconditionally guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior basis by each of the subsidiaries of Millenium (the "Subsidiary Guarantors"). The Notes are currently collateralized by First Priority Ship Mortgages on the Company's vessels. The Company's bonds are registered by the United States Securities & Exchange Commission pursuant to the United States Securities Act of 1933.

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank pari passu in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to where the Notes were issued (the "Indenture"), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Indenture at June 30, 2000.

5.  RELATED PARTY TRANSACTIONS

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries and MMI. Under the Management Agreement, MMI acts as the fleet's technical manager and performs all commercial management functions, including arranging, chartering, advising the Company on the purchase and sale of vessels and advising on obtaining insurance. As a technical manager, MMI (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for dry-dock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel depending on the vessel type. In addition, any visit to a vessel by a superintendent of MMI to evaluate and supervise any repairs, dry-docking or other activities will entitle MMI to expenses incurred and, from visits in excess of five days per annum per vessel, its expenses incurred and an amount equal to $550 for each additional day. As additional remuneration for its services, MMI receives commission of (i) 1.25% on all gross time charter revenue, (ii) 1.75% on all gross freight revenue,
(iii) 1% on the gross sale or purchase price of a vessel and (iv) 2% of insurance premiums for insurance placed, in each case as adjusted to reflect fluctuations in market rates and practices.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           (Expressed in U.S. Dollars)

MMI has sub-contracted certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., both affiliates of MMI.

The Company records the management fee paid to MMI in operating expenses. As of June 30, 2000, there is a payable to MMI which is reflected in Accrued liabilities, amounting to $1,012,240. During the three- month periods ended June 30, 2000 and 1999, respectively, the Company incurred management fees of $1,331,768 and $765,400 in connection with the aforementioned agreement.

6.  CONTINGENCIES

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

On March 28, 2000, an action was brought against the Company by Wayland Investment Fund, LLC ("WIF") in the United States District Court, Southern District of New York. In the First Amended Complaint filed on March 30, 2000, WIF claimed that it is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Notes. The factual basis alleged to underlie the proceeding concerns the calculation of interest due and owing on the 12% First Priority Ship Mortgage Notes. WIF makes three claims in the First Amended
Complaint: the first is for mutual mistake; the second is for breach of contract; and the third is for violations of Section 10(b) of the Exchange Act and Rule 10b-5. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Notes and that damages be paid in the amount of $517,263.16. WIF's second claim for relief is damages in the amount of $74,417,263.15. WIF's third claim for relief is that damages be paid in the amount of $517,263.16. On April 19, 2000, the Company filed a Motion to Dismiss WIF's second claim and answered WIF's first and third claims.

On or about July 13, 2000, WIF filed a Second Amended Complaint repeating the claims in its First Amended Complaint and adding a fourth claim for common law fraud and a fifth claim for negligent misrepresentation. The Second Amended Complaint changes the allegation concerning WIF's beneficial ownership; the lawsuit now alleges that WIF is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Exchange Notes. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Exchange Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Exchange Notes and that damages be paid in the amount of $605,801.34. WIF's second claim for relief is damages in the amount of $74,505,801.34. WIF's third claim for relief is that damages be paid in the amount of $605,801.34. WIF's fourth claim for relief is that damages be paid in the amount of $605,801.34. WIF's fifth claim for relief is that damages be paid in the amount of $605,801.34. On or about July 27, 2000, the Company made a Motion to Dismiss WIF's third, fourth, and fifth claims for relief and answered WIF's first claim. By agreement of the parties, the Company's Motion to Dismiss the second claim for relief in the First Amended Complaint will be treated as a motion to dismiss the second claim for relief in the Second Amended Complaint. The Company is vigorously contesting this litigation.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           (Expressed in U.S. Dollars)

7. COMMITMENTS

On December 23, 1999, the Company accepted a commitment for a standby line of credit in a principal amount up to $2.5 million available for its working capital requirements from the Allfirst Bank. The facility, collateralized by the Company's vessels and subject to various covenants, provided that interest would accrue at the US Prime rate and was subject to a 1% commitment fee on the unused portion. This commitment, which was valid until March 23, 2000, was subject to consent from Note Holders due to the fact that the Allfirst Bank would be both the Working Capital Facility provider as well as the Indenture Trustee and a potential of conflict of interest could arise under certain conditions. Pending such consent, the Allfirst Bank had extended the commitment until June 1, 2000, when it expired, absent such consents.

8. SUBSEQUENT EVENT

One of the Company's vessels, the Millenium Yama sustained engine damage during the second quarter ended June 30, 2000. On July 25, 2000, a total constructive loss was declared by the vessel's insurers and the Company is expected to receive the full insured value of the vessel.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
-------------------------------------------------------------------------------
OF OPERATIONS FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2000
---------------------------------------------------------------------

GENERAL

The Company is an international shipping company that owns and operates a fleet of drybulk carriers, primarily Handysize (generally classified as being in the 20,000-49,000 deadweight-ton range) drybulk carriers. As of June 30, 2000, the Company's fleet consisted of 20 vessels totalling 555,666 deadweight-tons.

The Company was incorporated on March 10, 1998 in the Cayman Islands. The Company began operations on July 24, 1998, with five vessels and subsequently expanded its fleet to 21 vessels as of June 30, 1999, all of which were acquired from the net proceeds of an offering of Units ("Units") consisting of $100 million principal amount at maturity of Notes and $1.2 million of Warrants. The Company also received an equity contribution of $24 million from Millenium Management, Inc., MMI, the holder of 100% of the outstanding common stock of the Company. In 1999, the Company sold a vessel, the Monica Marissa, thereby reducing its fleet to 20 vessels.

The following benchmarks are used by the Company to measure revenues: (i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization), and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of 350-days utilization.

The following table sets forth certain statement of operations and other operating data for the Company.


                                           Three-month              Three-month            Six-month             Six-month
                                          period ended             period ended           period ended          period ended
                                          June 30, 2000            June 30, 1999         June 30, 2000         June 30, 1999
                                      ---------------------     -------------------     ----------------     ------------------
Net Revenue                         $             8,885,278   $           7,913,875   $       17,251,898   $         14,791,942
Vessel Operating Expenses                        (5,239,290)             (4,539,993)          (9,372,090)            (8,697,060)
Management Fees                                  (1,331,768)               (765,400)          (2,674,597)            (1,437,942)
General and Administrative                         (236,541)               (137,266)            (584,631)              (298,188)
                                      ---------------------     -------------------     ----------------     ------------------
Earnings Before Interest,
Tax, Depreciation and
     Amortization (EBITDA)          $             2,077,679   $           2,471,216   $        4,620,580   $          4,358,752
                                      =====================     ===================     ================     ==================
Average Utilization (%)                               93.7%                   95.2%                95.3%                  95.2%
                                      =====================     ===================     ================     ==================

EBITDA consists of net income prior to deductions for interest expense, income taxes, other income or expense net, and depreciation. EBITDA is not required by United States generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity.

RESULTS OF OPERATIONS FOR THREE-MONTH PERIOD ENDED JUNE 30, 2000 VERSUS JUNE 30, 1999

NET REVENUE

Net revenue for the three-month period ended June 30, 2000 was $8.9 million compared to $7.9 million in the 1999 period. This increase was primarily due to larger fleet operating days of 1,820 days during the three- month period ended June 30, 2000 compared to fleet operating days of 1,668 days during the comparable 1999 period, as the Company's fleet was expanded during the second quarter of 1999. During the three- month period ended June 30, 2000, 83% of the Company's gross revenues were earned from period time charters compared to 95% in the same 1999 period. The fleet averaged an utilization rate of 93.7% during the period ended June 30, 2000. The loss of revenue-earning days were primarily attributable to the Millenium Yama sustaining a serious main engine damage which consequently decommissioned the vessel for almost the entire quarter. Additional revenue-earning days were lost due to dry-dockings of two of the older vessels in the fleet, the Clipper Pacific and the Millenium Golden Hind. Contribution from freight income was higher during the period ended June 30, 2000 compared to period ended June 30, 1999, due to an increase in spot voyages. However, net revenue was impacted due to higher voyage expenses in the quarter ended June 30, 2000 resulting from the costs associated with the current state of the bunker market.

During the quarter ended June 30, 2000, Fednav International ("Fednav") retook delivery of the Millenium Osprey, Millenium Condor, Millenium Falcon, Millenium Hawk and Millenium Eagle. As per terms of the long term charter contract, Fednav redelivers these vessels, which ply in the Great Lakes trade (Laker-type vessels), for three months during the Winter when the Great Lakes freeze, and take delivery once again in the Spring. The Millenium Harmony, the Millenium Aleksander, the Millenium Elmar, the Millenium Leader, the Millenium Raptor, the Millenium Trader, the Millenium Dawn, the Millenium Express, and the Millenium Amanda continue to be on their period charters which were contracted for in 1999. The charter for the Millenium Golden Hind ended in June 2000 following which the vessel was drydocked. Period charters for the Millenium Amethyst and the Millenium Majestic also ended during the quarter following which these vessels performed spot voyages.The Clipper Atlantic and Clipper Pacific were mostly in the spot market trades during the quarter ended June 30, 2000. As of the end of the period, the charter for the Millenium Yama remained suspended pending resolution of the vessel's damage claims.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization were $5.2 million for the three-month period ended June 30, 2000, compared to $4.5 million in the three-month period ended June 30, 1999. The quarter ended June 30, 2000 consisted of 1,820 ship-operating days compared to 1,668 ship-operating days during the corresponding period a year ago. The second quarter average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications came to $2,879 per day compared to $2,725 per day during the comparable period a year ago.

MANAGEMENT FEES

Management fees incurred to MMI for contracted technical and commercial management services for the three-month period ended June 30, 2000 were $1.3 million, compared to $0.8 million in the corresponding period ended June 30, 1999.

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries (the "Vessel Owning Subsidiaries") and MMI. Under the Management Agreement, MMI acts as the fleet's technical and commercial manager. As a technical manager, MMI, on behalf of the Vessel Owning Subsidiaries, (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for drydock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel. The Company treats the management fee paid to MMI as an operating expense.

Under commercial management services, MMI, on behalf of the Vessel Owning Subsidiaries, primarily maintains and negotiates vessel charters, vessel sale-and-purchase brokering, and places insurance covers for vessels. As remuneration for its services, MMI receives a commission of 1.25% on all gross time charter revenue and 1.75% on all gross spot charter revenue earned by each vessel managed, 1% on the gross sale or purchase price of a vessel for brokerage services, and 2% of all insurance covers placed per vessel managed.

MMI sub-contracts certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

GENERAL AND ADMINISTRATIVE

These expenses totalled $236,541 for the three-month period ended June 30, 2000 compared to $137,266 in the same period ended June 30, 1999. For the period ended June 30, 2000, these expenses included, among other things, legal and professional fees of $140,995, advisory fees of $75,000 paid to Millenium Advisors, L.L.C., marketing expenses of $15,779 and other expenses of $4,767.

DEPRECIATION AND AMORTIZATION

Total depreciation for the three-month period ended June 30, 2000 was $1,388,708 compared to $1,419,841 for the same period ended June 30, 1999. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the three-month period ended June 30, 2000, new deferred costs for dry-docking and special surveys amounted to $481,313 which included $213,193 for the Clipper Pacific and $268,120 for the Millenium Golden Hind. For the period ended June 30, 2000, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $261,420. For the comparable period ended June 30, 1999, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $231,333.

Included in amortization in the the statement of operations for the three-month period ended June 30, 1999, is $116,422 of amortization of goodwill. In December 1999, the Company wrote off its entire goodwill balance, resulting in no amortization in 2000.

INTEREST EXPENSE

For the three-month period ended June 30, 2000, the interest expense on the Company's long-term debt was $2,912,940, compared to $2,902,530 in the three-month period ended June 30, 1999. Interest expense in the statement of operations for the quarter ended June 30, 2000 also includes amortization of $127,768 recorded in connection with the bond discount relating to the debt issue, and the amortization of $170,035 recorded in connection with the deferred financing costs incurred relating to the debt issue. Comparable amortization charges recorded in the quarter ended June 30, 1999 were $112,623 and $170,035 respectively. During the three-months ended June 30, 2000, interest earned on cash balances was $38,581, compared to $211,021 in the quarter ended June 30, 1999.

NET LOSS

Net loss for the three-month period ended June 30, 2000 was $2.8 million compared to $2.3 million in the same three-month period ended June 30, 1999. Earnings in the period ended June 30, 2000, were impacted by loss of revenue-earning days primarily due to damage to a vessel and escalating voyage costs due to an increase in spot market trading activity during the period as compared to the previous period a year ago. Earnings before interest, taxes, depreciation and amortization, and provision for impairment (EBITDA) for the quarter ended June 30, 2000 were $2.1 million compared to $2.5 million in the comparable quarter ended June 30, 1999.

RESULTS OF OPERATIONS FOR SIX-MONTH PERIOD ENDED JUNE 30, 2000 VERSUS JUNE 30, 1999

NET REVENUE

Net revenue for the six-month period ended June 30, 2000 was $17.3 million compared to $14.8 million in the 1999 period. This increase was primarily due to larger fleet operating days of 3,640 days during the six- month period ended June 30, 2000 compared to fleet operating days of 3,127 days during the comparable 1999 period, as the Company's fleet was expanded during the comparable 1999 period. During the six- month period ended June 30, 2000, 77% of the Company's gross revenues were earned from period time charters compared to 95% in the same 1999 period . The increase in the number of spot voyages performed by the Company's vessels during the six-month period ended June 30, 2000 resulted in a consequent increase in contribution from freight income. However, due to the steep escalation in bunker fuel prices prevalent during the period, the voyage expenses also increased commensurately.

The fleet averaged an utilization rate of 95.3% during the six-month period ended June 30, 2000. The loss of revenue-earning days were primarily attributable to the Millenium Yama sustaining a serious main engine damage which consequently decommissioned the vessel for almost the entire quarter. Additional revenue- earning days were lost due to dry-dockings of four vessels : the Millenium Leader, the Millenium Dawn, the Clipper Pacific and the Millenium Golden Hind.

During the six-months ended June 30, 2000, the number of the Company's vessels in the spot market increased. This was mainly because of the annual redelivery of the Laker-type vessels, which are vessels which ply in the Great Lakes trade, from Fednav International ("Fednav"). As per terms of the charter contract, Fednav redelivers the Laker-type vessels, the Millenium Osprey, Millenium Condor, Millenium Falcon, Millenium Hawk and Millenium Eagle, for three months during the Winter when the Great Lakes freeze. These vessels performed a substantial number of spot market voyages during this period in 2000. Fednav retook delivery of the Laker-type vessels once again in the Spring. The Millenium Harmony, the Millenium Aleksander, the Millenium Elmar, the Millenium Leader, the Millenium Raptor, the Millenium Trader, the Millenium Dawn, the Millenium Express, and the Millenium Amanda continue to be on their period charters which were contracted for in 1999. The Millenium Leader peformed a positioning voyage before the vessel entered dry-dock following which the the vessel reverted to its previously contracted period charter. The charter for the Millenium Golden Hind ended in June 2000 following which the vessel was drydocked. Period charters for the Millenium Amethyst and the Millenium Majestic also ended during the second quarter following which these vessels performed spot voyages. The Clipper Atlantic and Clipper Pacific were mostly in the spot market trades during the entire six-month period ended June 30, 2000. The charter for the Millenium Yama was suspended during the second half of the six-month period ended June 30, 2000 due to engine damage and as of June 30, 2000 was pending resolution of this damage claim.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization were $9.4 million for the six-month period ended June 30, 2000, compared to $8.7 million in the comparable six-month period ended June 30, 1999. The six-month period ended June 30, 2000 consisted of 3,640 ship-operating days compared to 3,127 ship-operating days during the corresponding period a year ago. The average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications came to $2,575 per day for the six-month period ended June 30, 2000 compared to $2,781 per day during the comparable period a year ago.

MANAGEMENT FEES

Management fees incurred to MMI for contracted technical and commercial management services for the six-month peiod ended June 30, 2000 were $2.7 million, compared to $1.4 million in the corresponding period ended June 30, 1999. For a detailed description of the type of services provided under the management agreement, see the previous discussion section for the three-month period ended June 30, 2000.

GENERAL AND ADMINISTRATIVE

These expenses totalled $584,631 for the six-month period ended June 30, 2000 compared to $298,188 in the same period ended June 30, 1999. For the period ended June 30, 2000, these expenses included, among other things, legal and professional fees of $367,339, advisory fees of $150,000 paid to Millenium Advisors, L.L.C., marketing expenses of $48,746 and other expenses of $18,546.

DEPRECIATION AND AMORTIZATION

Total depreciation for the six-month period ended June 30, 1999 was $2,720,779 compared to $2,671,197 for the same period ended June 30, 1999. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the six-month period ended June 30, 2000, new deferred costs for dry-docking and special surveys amounted to $1,146,820 which included $308,008 for the Millenium Dawn, $357,499 for the Millenium Leader, $213,193 for the Clipper Pacific and $268,120 for the Millenium Golden Hind. For the period ended June 30, 2000, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $467,108. For the comparable period ended June 30, 1999, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $392,528.

Included in amortization in the the statement of operations for the six-month period ended June 30, 1999, is $232,842 of amortization of goodwill. In December 1999, the Company wrote off its entire goodwill balance, resulting in no amortization in 2000.

INTEREST EXPENSE

For the six-month period ended June 30, 2000, the interest expense on the Company's long-term debt was $5,823,790, compared to $5,716,360 in the six-month period ended June 30, 1999. Interest expense in the statement of operations for the six-month period ended June 30, 2000 also includes amortization of $255,536 recorded in connection with the bond discount relating to the debt issue, and the amortization of $340,070 recorded in connection with the deferred financing costs incurred relating to the debt issue. Comparable amortization charges recorded in the period ended June 30, 1999 were $225,246 and $340,070 respectively. During the six-month ended June 30, 2000, interest earned on cash balances was $110,185, compared to $552,077 in the period ended June 30, 1999.

NET LOSS

Net loss for the six-month period ended June 30, 2000 was $4.9 million compared to $4.7 million in the same six-month period ended June 30, 1999. Earnings in the period ended June 30, 2000, were impacted by loss of revenue-earning days primarily due to damage to a vessel and escalating voyage costs due to an increase in spot market trading activity during the period as compared to the previous period a year ago. Earnings before interest, taxes, depreciation and amortization, and provision for impairment (EBITDA) for the six- months ended June 30, 2000 were $4.6 million compared to $4.4 million in the same period ended June 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company is a holding company. As of June 30, 2000, it owns all of the issued and outstanding shares of 20 Vessel Owning Subsidiaries.

As of June 30, 2000, the Company's cash position consisted of $4.3 million in unrestricted cash and cash equivalents. Restricted cash includes $1.6 million of proceeds from the sale of the Monica Marissa which are in escrow. Restricted cash also includes other deposits made toward contingencies and vessel upgrades.

OPERATING ACTIVITIES

Net cash flows used in operations for the six-month period ended June 30, 2000 were $2.5 million. As is common in the shipping industry, the Company collects its hire for all time charters 15 days in advance. The Company also continues to have well established long-term relationships with many suppliers resulting in the Company receiving favorable credit terms.

INVESTING ACTIVITIES

The six-month period ended June 30, 2000 saw negligible investing activities.

FINANCING ACTIVITIES

The six-month period ended June 30, 2000, saw negligible financing activity. Such activity was limited to interest earnings on cash in escrow.

The Company believes that based upon the current level of operation, cash flow from operations, together with other readily available sources of funds, including the balance escrow cash, which was made available to the Company on July 31, 1999, for use as working capital and other corporate purposes, it has adequate liquidity to fund its working capital requirements, meet capital expenditures for repairs and maintenance and make required payments of interest on the Company's debt. The Company has completed its schedule of vessel acquisitions, and any further expansion of its fleet is dependent on its ability to raise capital through either borrowing activities or from cash generated from operations, or from vessel sale and purchase activities.

WORKING CAPITAL

Pursuant to a Working Capital Facility Agreement between the Company and The Bank of New York, the Company had a standby line of credit in a principal amount up to $7.0 million available for its working capital requirements, which expired on July 20, 1999. The Bank, however, extended the maturity of a $500,000 tranche until August 5, 1999 which also expired unused. The facility was only used once during its tenure for an amount of $250,000 which was repaid. The facility, collateralized by the Company's vessels and subject to various covenants, bore interest at LIBOR+1.5% and was subject to a 0.375% commitment fee on the unused portion.

On December 23, 1999, the Company accepted a commitment for a standby line of credit in a principal amount up to $2.5 million available for its working capital requirements from the Allfirst Bank. The facility, collateralized by the Company's vessels and subject to various covenants, provided that interest would accrue at the US Prime rate and was subject to a 1% commitment fee on the unused portion. This commitment, which was valid until March 23, 2000, was subject to consent from Note Holders due to the fact that the Allfirst Bank will be both the Working Capital Facility provider as well as the Indenture Trustee and a potential of conflict of interest could arise under certain conditions. Pending such consent, the Allfirst Bank had extended the commitment until June 1, 2000, when it expired, absent such consents.

FOREIGN EXCHANGE RATE FLUCTUATIONS

All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the period ended June 30, 2000, approximately 5% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.

INFLATION

The Company does not believe that inflation has had a material impact on its operations during the periods presented, although certain of the Company's operating expenses (e.g. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's results from operations and cash flows since such costs are paid by the charterers as the majority of the Company's vessels are on period time charters.

                                     PART II

ITEM 1.  LEGAL PROCEEDINGS
-------  -----------------

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

On March 28, 2000, an action was brought against the Company by Wayland Investment Fund, LLC ("WIF") in the United States District Court, Southern District of New York. In the First Amended Complaint filed on March 30, 2000, WIF claimed that it is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Notes. The factual basis alleged to underlie the proceeding concerns the calculation of interest due and owing on the 12% First Priority Ship Mortgage Notes. WIF makes three claims in the First Amended
Complaint: the first is for mutual mistake; the second is for breach of contract; and the third is for violations of Section 10(b) of the Exchange Act and Rule 10b-5. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Notes and that damages be paid in the amount of $517,263.16. WIF's second claim for relief is damages in the amount of $74,417,263.15. WIF's third claim for relief is that damages be paid in the amount of $517,263.16. On April 19, 2000, the Company filed a Motion to Dismiss WIF's second claim and answered WIF's first and third claims.

On or about July 13, 2000, WIF filed a Second Amended Complaint repeating the claims in its First Amended Complaint and adding a fourth claim for common law fraud and a fifth claim for negligent misrepresentation. The Second Amended Complaint changes the allegation concerning WIF's beneficial ownership; the lawsuit now alleges that WIF is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Exchange Notes. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Exchange Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Exchange Notes and that damages be paid in the amount of $605,801.34. WIF's second claim for relief is damages in the amount of $74,505,801.34. WIF's third claim for relief is that damages be paid in the amount of $605,801.34. WIF's fourth claim for relief is that damages be paid in the amount of $605,801.34. WIF's fifth claim for relief is that damages be paid in the amount of $605,801.34. On or about July 27, 2000, the Company made a Motion to Dismiss WIF's third, fourth, and fifth claims for relief and answered WIF's first claim. By agreement of the parties, the Company's Motion to Dismiss the second claim for relief in the First Amended Complaint will be treated as a motion to dismiss the second claim for relief in the Second Amended Complaint. The Company is vigorously contesting this litigation.

ITEM 2.  CHANGES IN SECURITIES
-------  ---------------------

     None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES
-------  -------------------------------

     None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
-------  ---------------------------------------------------

     None.

ITEM 5.  OTHER INFORMATION
-------  -----------------

     None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K
-------  --------------------------------

     a.                                                      Exhibits
                                                             None

     b.                                                      Reports on Form 6-K
                                                             None

SIGNATURES
----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    MILLENIUM SEACARRIERS, INC.

                                                    By: /s/ Vassilios M. Livanos
                                                        ------------------------
                                                    Name:   Vassilios M. Livanos
                                                    Title:  Chairman

Dated:  August 15, 2000


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